

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Karen Rapp
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

> **Re: National Instruments Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 000-25426**

Dear Ms. Rapp:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Technology